SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 26 March 2015

The Governor and Company of the
Bank of Ireland
Head Office
40 Mespil Road
Dublin 4
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

 Form 20-F         X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes                        No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The Governor and Company of the Bank of Ireland ("Bank of Ireland")

Publication of Form 20F

26 March 2015

Bank of Ireland has filed its Annual Report on Form 20-F, for the year ended 31 December 2014, with the U.S. Securities and Exchange Commission.

Hard copies are available, free of charge, on request to Investor Relations or to the Group Secretary's Office, Head Office, 40 Mespil Road, Dublin 4, Ireland.

You can view the documents detailed above at www.bankofireland.com/investor

For further information, please contact:
Andrew Keating	Group Chief Financial Officer	+353 (0) 76 623 5141
Helen Nolan	Group Secretary	+353 (0) 76 623 4710
Pat Farrell	Head of Group Communications	+353 (0) 76 623 4770
Mark Spain	Director of Group Investor Relations	+353 (0) 76 623 4850

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

Helen Nolan
Group Secretary

Date: 26 March 2015